EXHIBIT 99.1

PRESS RELEASE

Borqs Technologies Announces Binding Term Sheet to Acquire

Solar Energy and Storage Company, Holu Hou Energy LLC

Investor Conference Call Scheduled for Thursday, September 9 at 4:15 pm ET

PRESS RELEASE

Borqs Technologies Announces Binding Term Sheet to Acquire

Solar Energy and Storage Company, Holu Hou Energy LLC

Investor Conference Call Scheduled for Thursday, September 9 at 4:15 pm ET

•	Will add approximately $48M of Revenue in 2022 and $8.2M of EBITDA
•	Projecting Revenue of $145M by 2025
•	Provider of High Margin Proprietary Smart Home and Smart Community Energy Systems
•	Addressing a U.S. Smart Home Market Expected to Grow to $62.7 Billion by 2023 and a Global Market Expected to Grow to $622 billion by 2026

Santa Clara, California, September 9, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs,” or the “Company”), a global provider of embedded software and products for the Internet of Things (IoT) and a portfolio company of Qualcomm Technologies, today announced it signed a preliminary binding term sheet to acquire a 51% ownership interest in Holu Hou Energy LLC (HHE), an innovative solar energy and storage provider for the residential, multi-family residential and commercial building markets. HHE has developed a state-of-the-art energy storage system for multi-dwelling unit properties and single-dwelling residences. HHE’s Smart Home Energy System also includes a remote monitoring, management and control platform. An important initiative of Borqs’s business strategy is focusing on growing its Smart Home Energy System platform, which addresses a US Smart Home market expected to grow to $62.7 billion by 2023, according to research firm Statista, and a global market expected to grow to $622 billion by 2026 (Fortune Business Insights, April 12, 2021). Holu Hou has nearly $150 million of projects in its development pipeline, with approximately $90 million in multi-dwelling unit projects and more than $57 million of commercial projects.

The HHE energy storage system utilizes a proprietary technology for the sharing of excess PV generation between multiple units in multi-dwelling unit (MDU) properties, which significantly increases the utilization of solar power generation while decreasing the number of batteries required. HHE is the only company in the US market currently able to deliver this innovative micro-grid capability, and the first to open the vast MDU market to solar generation. The first such site in the US, the 134-unit Koa’e Workforce Housing property, is now in operation in Kauai, Hawaii.

For residential housing, their systems include climate control, which optimizes air conditioning units, energy efficient lighting, solar arrays on the roof to meet energy requirements of the home, major appliance load control, energy for backup power and peak loads, and EV charger integration. The base product supports up to 4-strings of PV and up to 2x 15kWh batteries.

HHE has also developed and installed 60+ commercial PV projects ranging in size from 20kW-1.4MW and has a project development, design and financing capability. Clients include the Koa’e Workforce Housing Property, Crosspointe Townhome and Condominium Development, the University Marketplace in Honolulu (also known as Aloha Tower), the largest PV install in downtown Honolulu, HPU Oceanic Institute, and numerous single-dwelling residential homes.

HHE entered the market in Hawaii, where grid electricity rates are among the highest in the US, with approximately 50,000 MDU residences unserved by solar. It intends to expand into California in 2022, a market that is likely more than 30 times larger, with summer peak electricity rates that can exceed $0.40/kWh, along with frequent grid outages.

The acquisition of a 51% interest in HHE is expected to benefit both companies with multiple synergies, including:

•	Borqs’s state-of-the-art IoT software and hardware design can be used to enhance connection functionalities for management and monitoring at HHE

•	Expands supply chain sourcing from China

•	Provides cross selling opportunities and the potential for rapid client expansion, particularly in the US

•	Provides Borqs with Proprietary Technology

“Holu Hou’s differentiated and integrated residential energy storage system and energy share technology provides BRQS with proprietary technology and addresses a fast-growing multi-billion market opportunity. We believe this acquisition will put us on the path to high margin triple digital revenue growth that will generate significant EBITDA. It also provides BRQS with an entrance into the multi-family residential market. This is a key initiative of Borqs’s IoT smart city strategy,” commented Pat Chan, Chairman & CEO of Borqs Technologies. “Historically, multi-family properties have been closed to renewables due to load and vacancy risk. With Holu Hou’s advanced aggregation technology, these typical economic risks are mitigated, ultimately improving efficiency for the renewable investment. The system will benefit from Borqs’ state-of-the-art and secure IoT technologies for management and monitoring.”

“Based on current forecasts, Holu Hou is expected to generate $3 million EBITDA in 2021, with EBITDA contribution expanding to more than $31 million by 2025,” added Chan. “Holu Hou’s revenues are anticipated to grow seven-fold over the same period, reaching $145 million in 2025, up from an estimated $20 million in 2021.”

“We’re delighted to partner with BORQS Technologies to bring our vision of energy independence through solar and energy storage to communities and residences in the USA,” said Brad Hansen, Holu Hou Energy CEO. “BORQS brings several enabling IoT, supply chain and software development capabilities that will enable us to more rapidly accomplish our objectives in the markets we serve.”

Conference Call Details:

Borqs Technologies - Investor Update Call

Date and Time: Thursday September 9, 2021, 4:15 PM ET

Conference ID: 13722964

Participant Dial-In Numbers

Toll Free: 1-877-705-6003

Toll/International: 1-201-493-6725

Replay Dial-In Numbers

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13722964

Replay Start: Thursday September 9, 2021, 7:15 PM ET

Replay Expiry: Thursday September 23, 2021, 11:59 PM ET

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

About Holu Hou Energy LLC

Holu Hou Energy LLC, a Delaware limited liability company, brings state-of-the-art energy storage systems to the Single-Family Residential, Multi-Family Residential and Commercial building markets. With operations in California, Hawaii, Wisconsin and Shanghai, HHE engineers proprietary storage system and software and control platform solutions. The HHE team is made up of renewable energy industry veterans, engineering and deploying energy storage systems that enable greater energy independence. For more information, visit www.holuhou.com.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the acquisition of a 51% ownership interest in HHE may not be consummated as described herein, or at, that the positive benefits of the acquisition to the Company may not transpire as described herein or at all, or that the financing needed for the acquisition may not be available at acceptable terms to the Company, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

1-800-RED-CHIP (733-2447)

407-491-4498

Investor Contact:

Sandra Dou
Vice President of Corporate Finance
Borqs Technologies, Inc.
sandra.dou@borqs.net
www.borqs.com